FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  9 April 2008


                               File no. 0-17630


                             Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



Standard Form TR-1: Notifications of Major Interests in Shares



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc


2. Reason for the notification (please place an X inside the appropriate bracket/s):


(     ) An acquisition or disposal of voting rights


(     ) An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached


(     ) An event changing the breakdown of voting rights


(  X ) Other (please specify) : A change in the issuer's total voting rights




3.  Full name of person(s) subject to notification obligation:

Capital Research and Management Company



4. Full name of shareholder(s) (if different from 3) :

-



5.  Date of transaction (and date on which the threshold is crossed or reached):

7th April 2008



6.  Date on which issuer notified:

9th April 2008



7.  Threshold(s) that is/are crossed or reached:

5%



8. Notified Details:



A: Voting rights attached to shares

Class/type of shares (if possible             Situation previous to the triggering transaction
use ISIN CODE)
                                  Number of shares                                 Number of voting rights


Ordinary Shares                   26,933,054                                                    26,933,054
(IE0001827041)




                                                 Resulting situation after the triggering transaction

Class/type of shares (if      Number of shares                  Number of voting rights       % of voting rights
possible use ISIN CODE)
                                                                Direct       Indirect         Direct        Indirect


Ordinary Shares               26,933,054                                     26,933,054                     5.0026%
(IE0001827041)






B: Financial Instruments

Resulting situation after the triggering transaction


Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A


Total (A+B) (where applicable in      Number of voting rights    % of voting rights
accordance with national law)

26,933,054                            26,933,054                 5.0026%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A



10. In case of proxy voting: (name of the proxy holder) will cease to hold
(number) voting rights as of (date):

N/A



11. Additional information:

Done at Los Angeles, California on 8th April 2008



12. Contact name:

Angela Malone
Company Secretary



13. Contact telephone number:

+353 1 634 4340





APPENDIX


As of 7th April 2008


CRH plc


                                                                  Number of            Percent of
                                                                     Shares           Outstanding

Capital Research and Management Company ("CRMC") holdings:       26,933,054                5.003%


Holdings by CRMC:


Capital Research and Management Company                          26,933,054                5.003%


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  9 April 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director